August 5, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom, Assistant Director

Re:	Pure Cycle Corporation

Registration Statement on Form S-3

Filed June 7, 2013

File No. 333-189166

Dear Ms. Ransom:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, Pure Cycle Corporation (the “Company”) hereby requests that the effective date of the Registration Statement on Form S-3, Registration No. 333-189166 (the “Registration Statement”), be accelerated so that the same will become effective at 9:00 a.m. Eastern Daylight Time, on August 8, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges the following:

(1)               Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(2)               The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(3)               The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise Wanda J. Abel of Davis Graham & Stubbs LLP at (303) 892-7314 or wanda.abel@dgslaw.com when the order declaring the Registration Statement effective is signed or if you have any questions or comments

Sincerely,

/s/ Mark W. Harding

Mark W. Harding

President

cc: Wanda J. Abel